UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

For Period Ended:

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[X] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:_March 31, 2017____________

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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

BIOLARGO, INC.

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Full Name of Registrant

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Former Name if Applicable

14921 Chestnut St.

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Address of Principal Executive

Office (Street and Number)

Westminster, CA 92683

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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[X]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

Due to unforeseeable circumstances causing delays in the preparation and review of its financial statements for the three months ended March 31, 2017, BioLargo, Inc. (the "Company") is unable to file its Quarterly Report on Form 10-Q within the prescribed time period without unreasonable effort or expense. The Company respectfully requests an extension and expects to file the Quarterly Report on Form 10-Q for the three months ended March 31, 2017 within the applicable extension period provided by this form.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact to this notification

John R. Browning, Esq.	949	234-6266
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                   [X] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                   [X] Yes [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The following is an explanation of the anticipated changes in the Registrants results of operations from the corresponding three-month period ended March 31, 2016.

Results of Operations—Comparison of the three months ended March 31, 2017 and 2016

Revenue

Our revenue from product sales increased to $46,017 for the three months ended March 31, 2017, compared with $13,942 for the three months ended March 31, 2016. The increase is due to an increase in the volume of sales of our CupriDyne Clean Industrial Odor Control product to landfills and waste processing operations, and of our Specimen Transport Solidifier pouches to the U.S. military.

Approximately one-third of our product sales were to the US military, primarily through our distributor Downeast Logistics. The vast majority of these sales are made through a bid process in response to a request for bids to which any qualified vendor can respond. We cannot know in advance the frequency or size of such requests, or whether our bids will be successful and as such we are uncertain as to whether our revenue for these products in any quarterly period in 2017, or 2017 in the aggregate, will be less than, equal to, or more than that in 2016. With respect to our CupriDyne Clean Industrial Odor Control product, we do not have a long enough sales history to identify trends or uncertainties related to that product, although it appears generally odors are less noticeable at waste processing facilities in colder climates and thus there appears to be less of a demand for odor control products in winter months.

Selling, General and Administrative Expense

Our Selling, General and Administrative (“SG&A”) expenses include both cash and non-cash expenses. Our total SG&A increased $124,148 (13%) in the three months ended March 31, 2017 compared to the same period in 2016. The largest components of our selling, general and administrative expenses for the three months ended March 31, 2017 and 2016 included:

	2017	2016	% change
Salaries and payroll-related expenses	$325,526	$217,758	$49%
Consulting expense	197,330	272,301	(28% )
Professional fees	187,043	144,253	30%
Investor relations	40,086	36,737	9%

Our salaries and payroll related expenses increased in 2017 primarily due to the option issuance to our Chief Financial Officer. Additionally, some vendors that were consultants were hired on as employees and thus their expenses are classified as salaries in 2016; this accounts for a portion of the decrease in consulting expenses.

With respect to our professional fees, this increase was a result of increased legal work for patent application and prosecutions and audit and legal work needed with respect to the Form S-1 filed on January 25, 2017.

Our investor relations fees increased due to our efforts and activities at various conferences and with consultants promoting the BioLargo brand.

Research and Development

Research and development expenses increased $40,286 (11%) for the three months ended March 31, 2017, as compared to the same period in 2016. The increase in research and development expenses is due to the increase of work associated with development of medical products at our subsidiary Clyra and research on our AOS technology at our research facility at the University of Alberta.

Interest expense

Interest expense increased $547,314 (135%) for the three months ended March 31, 2017, as compared to the same period in 2016. Our interest expense increased significantly because of the increase in principal amount of outstanding convertible promissory notes and the amortization of the discount on the warrants issued in our 2015 Unit Offering and our Winter 2016 Unit Offering. From March 31, 2016, through March 31, 2017, we increased our debt balance by approximately $3,000,000 and now totals over $5,700,000 on which we are paying interest.

Net Loss

Net loss increased $415,686 (25%), a loss of $0.02 per share, for the three months ended March 31, 2017, as compared to the same period in 2016. The net loss increased mainly due to the increased interest expense and to increased compensation expense offset somewhat by the gain from the change in the value of the derivative liability. The net loss per share did not change as the increase in net loss was offset by the increase in common shares outstanding. We do not expect to generate revenues in amount significant enough for us to generate a profit in the foreseeable future.

Liquidity and Capital Resources

We have been, and anticipate that we will continue to be, limited in terms of our capital resources. As reflected in the accompanying financial statements, we had a net loss of $2,060,076 for the three months ended March 31, 2017, and an accumulated stockholders’ deficit of $93,912,246 as of March 31, 2017. Our total cash balance was $1,175,525 at March 31, 2017, a decrease of $734,628 since December 31, 2016. We had revenues of only $46,017 during the period. Our working capital at March 31, 2017 was $713,172. The short-term demands on our liquidity consist of our obligations to pay our 19 employees, multiple consultants, and for other ongoing operational obligations, including research and development activities in Canada and in our medical subsidiary. In the past, because we had limited capital available, we have paid only a portion of these obligations in cash, and the remainder by the issuance of common stock or options pursuant to the accounts payable conversion plan approved by our board of directors.

As of March 31, 2017, we had $5,760,668 in principal amounts due on various debt obligations. Of that amount, $4,680,097 is due on notes convertible into shares of our common stock at our option on their maturity dates on June 1, 2018, $283,571 is convertible into shares of our common stock at our option on their maturity dates on September 17, 2019, $292,000 is convertible into shares of our common stock at our option on their maturity, and $280,000, maturing December 30, 2017, is convertible by the holder at any time. We also had $50,000 principal amount outstanding due on a line of credit that is payable December 1, 2017, and our subsidiary Clyra had $175,000 principal amount outstanding due on a line of credit that is payable January 1, 2019. Interest continues to accrue on each. Additionally, we had $236,699 of accounts payable and accrued expenses.

We will be required to raise substantial additional capital to continue our current level of operations, including without limitation, hiring additional personnel, additional scientific and third-party testing, costs associated with obtaining regulatory approvals and filing additional patent applications to protect our intellectual property, and possible strategic acquisitions or alliances, as well as to meet our liabilities as they become due for the next 12 months. We have been, and will continue to be, required to financially support the operations our subsidiaries, none of which are operating at a positive cash flow. Only one subsidiary, Clyra, has financing in place to fund operations for the remainder of the year.

The foregoing factors raise substantial doubt about our ability to continue as a going concern. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of our business. Ultimately, our ability to continue as a going concern is dependent upon our ability to attract significant new sources of capital, attain a reasonable threshold of operating efficiencies and achieve profitable operations by licensing or otherwise commercializing products incorporating our technologies. The accompanying consolidated financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

We are continuing to explore numerous alternatives for our current and longer-term financial requirements, including additional raises of capital from investors in the form of convertible debt or equity. There can be no assurance that we will be able to raise any additional capital. No commitments are in place as of the date of the filing of this report for any such additional financings.

It is also unlikely that we will be able to qualify for bank or other financial institutional debt financing until such time as our operations are considerably more advanced and we are able to demonstrate the financial strength to provide confidence for a lender, which we do not currently believe is likely to occur for at least the next 12 months or more.

If we are unable to raise sufficient capital, we may be required to curtail some of our operations, including efforts to develop, test, market, evaluate and license our BioLargo technology. If we were forced to curtail aspects of our operations, there could be a material adverse impact on our financial condition and results of operations.

BIOLARGO, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2017	By:	/s/ Dennis P. Calvert
Name: Dennis P. Calvert
Title: President and C.E.O.